ReInvent The Wheel ("RTW") is an Oregon-based LLC, with Sheila Heaney as sole owner. Federally, RTW is a sole-proprietorship.

RTW formed in 2013 and has been selling parts for Classic Mercedes vehicles since then. At first, sales were exclusively through eBay, and then through the website *dieselmercedes.com.*

In 2019, RTW purchased the domain *mbzparts.com* and began to develop the brand MBZ Parts.

In March of 2020, RTW launched its new website at *mbzparts.com*, with sales since then nearly doubling.

MBZ Parts ("MBZ") has now legally formed as an independent California-based C-Corporation, and has distributed some shares (see cap table). RTW is the primary shareholder in MBZ.

Once MBZ has raised enough capital to begin operations, MBZ will pay RTW $200,000 for the transfer of all assets related to parts operations (inventory, tools & equipment, branding & digital assets) from RTW to MBZ.

After that, operations related to the sale of Classic Mercedes parts will transfer from RTW to MBZ, including all revenue, expenses and team members.

RTW will retain repair shop and parts sale operations related to the DBA entities 'MBZ 4x4', 'MBZ Diesel', and 'MBZ Classic', and will also retain digital assets that are not specific to MBZ Parts. Revenue from these operations is estimated to be less than 8% of total current revenue for RTW.

Separating these operations allows MBZ Parts to focus on its own development separately from other entities.
It also allows Sheila Heaney to retain certain IP that she has developed.

For further clarification, ask a question on Wefunder or email us at admin@mbzparts.com